SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                              Xpedite Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    893929100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Robert S. Vaters
                            c/o Xpedite Systems, Inc.
      446 Highway 35, Eatontown, New Jersey 07724; Telephone (908) 389-3900
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                  July 10, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 12 Pages)



------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to the "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------------------------       -------------------------------
CUSIP No. 893929100                                 Page 2 of 12 Pages
------------------------------------------       -------------------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Robert S. Vaters; SS. No. ###-##-####
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                                        (b) / /

--------------------------------------------------------------------------------
    3      SEC USE ONLY


--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           PF
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                   / /

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
          NUMBER OF              7    SOLE VOTING POWER
           SHARES                     25,000
         BENEFICIALLY          -------------------------------------------------
           OWNED BY              8    SHARED VOTING POWER
            EACH                      0
          REPORTING            -------------------------------------------------
           PERSON                9    SOLE DISPOSITIVE POWER
            WITH                      25,000
                               -------------------------------------------------
                                10    SHARED DISPOSITIVE POWER
                                      0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           25,000
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          /X/
           Excludes shares beneficially owned by the other persons joining in the filing of this Schedule 13D as to which beneficial ownership is disclaimed.

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.3%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------------------       -------------------------------
CUSIP No. 893929100                                 Page 3 of 12 Pages
------------------------------------------       -------------------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Roy B. Andersen, Jr.; SS. No. ###-##-####
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                                        (b) / /

--------------------------------------------------------------------------------
    3      SEC USE ONLY


--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           PF
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                   / /


--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
          NUMBER OF              7    SOLE VOTING POWER
           SHARES                     308,032
         BENEFICIALLY          -------------------------------------------------
           OWNED BY              8    SHARED VOTING POWER
             EACH                     0
           REPORTING           -------------------------------------------------
            PERSON               9    SOLE DISPOSITIVE POWER
             WITH                     308,032
                               -------------------------------------------------
                                10    SHARED DISPOSITIVE POWER
                                      0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           308,032
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          /X/
           Excludes shares beneficially owned by the other persons joining in the filing of this Schedule 13D as to which beneficial ownership is disclaimed.

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           3.3%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------------------       -------------------------------
CUSIP No. 893929100                                 Page 4 of 12 Pages
------------------------------------------       -------------------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Vincent DeVita; SS. No. ###-##-####
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                                        (b) / /

--------------------------------------------------------------------------------
    3      SEC USE ONLY


--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           PF
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                   / /

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
          NUMBER OF              7    SOLE VOTING POWER
           SHARES                     7,250
        BENEFICIALLY           -------------------------------------------------
          OWNED BY               8    SHARED VOTING POWER
           EACH
         REPORTING             -------------------------------------------------
          PERSON                 9    SOLE DISPOSITIVE POWER
           WITH                       7,250
                               -------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           7,250
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          / /
           Excludes shares beneficially owned by the other persons joining in the filing of this Schedule 13D as to which beneficial ownership is disclaimed.

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.1%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------------------       -------------------------------
CUSIP No. 893929100                                 Page 5 of 12 Pages
------------------------------------------       -------------------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Max A. Slifer; SS. No. ###-##-####
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                                        (b) / /

--------------------------------------------------------------------------------
    3      SEC USE ONLY


--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           PF
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                   /X/


--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
          NUMBER OF              7    SOLE VOTING POWER
           SHARES                     172,085
         BENEFICIALLY          -------------------------------------------------
           OWNED BY              8    SHARED VOTING POWER
            EACH                      0
          REPORTING            -------------------------------------------------
           PERSON                9    SOLE DISPOSITIVE POWER
            WITH                      172,085
                               -------------------------------------------------
                                10    SHARED DISPOSITIVE POWER
                                      0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           172,085
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          /X/
           Excludes shares beneficially owned by the other persons joining in the filing of this Schedule 13D as to which beneficial ownership is disclaimed.

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           1.8%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------------------       -------------------------------
CUSIP No. 893929100                                 Page 6 of 12 Pages
------------------------------------------       -------------------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Dennis Schmaltz; SS. No. ###-##-####
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                                        (b)

--------------------------------------------------------------------------------
    3      SEC USE ONLY


--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           PF
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                   /X/

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
          NUMBER OF              7    SOLE VOTING POWER
           SHARES                     171,139
        BENEFICIALLY           -------------------------------------------------
          OWNED BY               8    SHARED VOTING POWER
            EACH                      0
         REPORTING             -------------------------------------------------
          PERSON                 9    SOLE DISPOSITIVE POWER
           WITH                       171,139
                               -------------------------------------------------
                                10    SHARED DISPOSITIVE POWER
                                      0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           171,139
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          /X/
           Excludes shares beneficially owned by the other persons joining in the filing of this Schedule 13D as to which beneficial ownership is disclaimed.

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           1.8%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------------------       -------------------------------
CUSIP No. 893929100                                 Page 7 of 12 Pages
------------------------------------------       -------------------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           UBS Partners LLC; I.R.S. No. 13-3952900
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                                        (b) / /

--------------------------------------------------------------------------------
    3      SEC USE ONLY


--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           Not applicable
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                   / /

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
          NUMBER OF              7    SOLE VOTING POWER
           SHARES                     0
         BENEFICIALLY          -------------------------------------------------
          OWNED BY               8    SHARED VOTING POWER
            EACH                      0
          REPORTING            -------------------------------------------------
           PERSON                9    SOLE DISPOSITIVE POWER
            WITH                      0
                               -------------------------------------------------
                                10    SHARED DISPOSITIVE POWER
                                      0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          /X/
           Excludes shares beneficially owned by the other persons joining in the filing of this Schedule 13D as to which beneficial ownership is disclaimed.

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
           OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------------------       -------------------------------
CUSIP No. 893929100                                 Page 8 of 12 Pages
------------------------------------------       -------------------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Fenway Partners, Inc.; I.R.S. No. ###-##-####
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                                        (b) / /

--------------------------------------------------------------------------------
    3      SEC USE ONLY


--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           Not applicable
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                   / /

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
          NUMBER OF              7    SOLE VOTING POWER
           SHARES                     0
         BENEFICIALLY          -------------------------------------------------
          OWNED BY               8    SHARED VOTING POWER
            EACH                      0
          REPORTING            -------------------------------------------------
           PERSON                9    SOLE DISPOSITIVE POWER
            WITH                      0
                               -------------------------------------------------
                                10    SHARED DISPOSITIVE POWER
                                      0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          /X/
           Excludes shares beneficially owned by the other persons joining in the filing of this Schedule 13D as to which beneficial ownership is disclaimed.

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------

                               AMENDMENT NO. 3 TO
                                  SCHEDULE 13D


          This  Amendment  No. 3 amends and  supplements  (i) the  statement  on
Schedule 13D dated February 11, 1997 filed by Roy B. Andersen, Jr., Robert S. Vaters, Dennis Schmaltz, Max A. Slifer and George Abi Zeid, (ii) Amendment No. 1 to Schedule 13D filed on April 25, 1997 by Roy B. Andersen, Jr., Robert S. Vaters, Dennis Schmaltz, Max A. Slifer and George Abi Zeid and Amendment No. 2 to Schedule 13D filed on July 7, 1997 by Roy B. Andersen, Jr., Robert S. Vaters, Dennis Schmaltz, Max A. Slifer, Vincent DeVita, UBS Partners LLC and Fenway Partners, Inc. relating to the common stock, par value $.01 per share (the "Common Stock"), of Xpedite Systems, Inc., a Delaware corporation ("Xpedite" or the "Company"). Capitalized terms used herein without definition have the meanings assigned to such terms in the initial filing or a previous amendment thereto.

Item 4.   PURPOSE OF TRANSACTION

          Item 4 is amended by adding the following:

          "In discussions with the Company on July 9 and July 10, 1997, the Reporting Persons amended their offer to acquire the Company as follows:

          The per share purchase price will be $23.00, assuming a purchase price for Xpedite Systems Ltd. ("XSL") of $85 million or less. The aggregate purchase price for shares of Common Stock of the Company would be reduced by 50% of any amount by which the purchase price for XSL exceeds $85 million; PROVIDED, that in no event will the per share purchase price for shares of Common Stock of the Company be reduced below $22.50. The proposal will still be conditioned upon the simultaneous or prior acquisition by the Company or the Reporting Persons of XSL on terms (including price) acceptable to the Reporting Persons, but would no longer be conditioned on the simultaneous acquisition of Xpedite Systems GmbH. In addition to the other conditions previously disclosed, the proposal would also be conditioned on the agreement by the shareholders of Xpedite Systems S.A. ("XSSA") to receive 100% payment in cash rather than partial payment in shares of Common Stock of the Company following a put or call of XSSA stock pursuant to a Put and Call Option Agreement dated as of December 15, 1993. The Reporting Persons advised Merrill Lynch that in order to achieve the benefits of "recap accounting" they need to have shareholders other than management "roll over" equity with a value of approximately $5 million valued at the offer price of $23.00 per share and that while the Reporting Persons do not intend to permit a substantial number of non-management stockholders to "roll over" equity, they may have discussions with large institutional stockholders selected by the Reporting Persons in addition to those named in paragraph 3 of Exhibit 3 with respect to such "roll over"; however, UBS Partners and Fenway will still require lockup agreements from management, David Epstein, Robert Epstein, Stuart Epstein and affiliates of Patricof & Co. Ventures, Inc."

          Item 5 is amended in its entirety to read as follows:

Item 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) For information with respect to the aggregate number and percentage of Common Stock owned by each of the Reporting Persons, see Rows 11 and 13, respectively, of the cover page for each Reporting Person. The aggregate amount of Common Stock deemed to be beneficially owned by the Reporting Persons by virtue of their being deemed to constitute a "group" is 683,506 shares or 7.35% of the outstanding shares of Common Stock of the Company. Each Reporting Person disclaims beneficial ownership of the Shares of Common Stock held of record by each other Reporting Person.

          (b) For information with respect to the power to vote or direct the vote and the power to dispose or to direct the disposition of the Common Stock owned by each of the Reporting Persons, see Rows 7 through 10 of the cover page for each such Reporting Person.

          (c) No transactions in the Common Stock were effected during the past 60 days by any Reporting Person.

          (d) Not applicable.

          (e) Not applicable.

          Item 7 is amended as follows:

Item 7.   MATERIAL TO BE FILED AS EXHIBITS

          1. Joint  filing  agreement  of the  Reporting  Persons  dated July 7,
1997.*


          2. Power of Attorney (included in Exhibit 1).*

          3. Offer Letter dated July 7, 1997 from the Reporting Persons to Merrill Lynch & Co.*

----------------------------------
*Filed Previously

                                    SIGNATURE
                                   -----------

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  July 11, 1997

                                          /s/ Roy B. Andersen, Jr.
                                          --------------------------------------
                                          Roy B. Andersen, Jr.*




                                          /s/ Robert S. Vaters
                                          --------------------------------------
                                          Robert S. Vaters




                                          /s/ Dennis Schmaltz
                                          --------------------------------------
                                          Dennis Schmaltz*




                                          /s/ Max A. Slifer
                                          --------------------------------------
                                          Max A. Slifer*




                                          /s/ Vincent DeVita
                                          --------------------------------------
                                          Vincent DeVita*



                                          *By: Robert S. Vaters
                                           As Attorney-in-Fact

                                          UBS PARTNERS LLC



                                             /s/ Michael Greene
                                          By:-----------------------------------
                                             Name: Michael Greene
                                             Title: Vice President/Treasurer



                                             /s/ Marc Unger
                                          By:-----------------------------------
                                             Name: Marc Unger
                                             Title: Manager



                                          FENWAY PARTNERS, INC.



                                             /s/ Peter Lamm
                                          By:-----------------------------------
                                             Name: Peter Lamm
                                             Title: President